

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 2, 2019

John H. Lively
Practus, LLP
11300 Tomahawk Creek Pkwy, Ste. 310
Leawood, KS 66211

      Re: ETF Opportunities Trust
              Form N-1A
              Filed June 7, 2019
              File Nos. 811-23439; 333-232021

Dear Mr. Lively:

Our preliminary review of your filing indicates that it fails in material respects to comply with the disclosure requirements of the securities laws and Form N-2. For example, the filing fails to disclose the Fund's Principal Investment Strategies.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request. Should the proposed fund's registration statement become effective in its present form pursuant to section 8(a) of the Securities Act of 1933, we would consider what recommendation to make to the Commission.

Please contact Raymond A. Be at 202-551-3250 with any questions.

              Sincerely,

              Christian Sandoe
              Assistant Director

cc: Marianne Dobelbower